Exhibit (a)(5)(iii)

PRESS RELEASE	SOURCE:	First Trust Strategic High Income Fund II

FIRST TRUST STRATEGIC HIGH INCOME FUND II ANNOUNCES PRELIMINARY RESULTS OF TENDER OFFER

WHEATON, IL - (BUSINESS WIRE) – September 28, 2017 - First Trust Strategic High Income Fund II (NYSE: FHY) (the “Fund”) today announced the preliminary results of the tender offer it conducted.

As previously announced, the Fund conducted a tender offer for up to 15% of its outstanding common shares for cash at a price per share equal to 98% of the net asset value per share as determined as of the close of the regular trading session of the NYSE on September 29, 2017. The Fund’s tender offer, which expired at 5:00 p.m. New York City time on Thursday, September 28, 2017, was oversubscribed. Due to the fact that the number of shares tendered exceeded the number of shares the Fund offered to purchase, the Fund will purchase the maximum percentage of its outstanding common shares on a pro-rata basis in accordance with the number of shares duly tendered by each shareholder and the terms of the offer to purchase. Based on preliminary information, a total of 2,623,694 shares were tendered.

Those figures do not include shares tendered through notice of guaranteed delivery. The Fund currently expects to announce the final results of the tender on Wednesday, October 4, 2017.

The Fund is a diversified, closed-end management investment company that seeks to provide a high level of current income. As a secondary objective, the Fund seeks to provide capital growth.

First Trust Advisors L.P., the Fund's investment advisor, along with its affiliate, First Trust Portfolios L.P., are privately-held companies which provide a variety of investment services, including asset management and financial advisory services, with collective assets under management or supervision of approximately $109 billion as of August 31, 2017 through unit investment trusts, exchange-traded funds, closed-end funds, mutual funds and separate managed accounts.

Brookfield Investment Management, Inc. ("Brookfield") serves as the Fund's investment sub-advisor. Brookfield is a wholly-owned subsidiary of Brookfield Asset Management, a global alternative asset manager with over $250 billion in assets under management as of June 30, 2017. Brookfield Asset Management has over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Brookfield Asset Management’s public market activities are conducted by Brookfield, a registered investment advisor, with over $15.4 billion of assets under management as of June 30, 2017.

FORWARD-LOOKING STATEMENTS

Certain statements made in this press release are forward-looking statements. Actual results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors.

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CONTACT: Jeff Margolin – (630) 765-7643

SOURCE: First Trust Strategic High Income Fund II